                            SIERRA PACIFIC RESOURCES
                                 P.O. Box 30150
                                 6100 Neil Road
                             Reno, Nevada 89520-0400




                                  May 24, 2005



BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Anita Karu

Re:      Sierra Pacific Resources
         Registration Statement No. 333-123835

Ladies and Gentlemen:

        The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective as of 10:00 a.m., eastern time, on May 26, 2005 or as soon thereafter as practicable.

        In connection with the above-referenced Registration Statement, the undersigned registrant hereby acknowledges that:

       o the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

       o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

       o the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

        In addition, the undersigned registrant further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with its review of the filings or in response to its comments on the filings.

                                          Sincerely,

                                          SIERRA PACIFIC RESOURCES


                                          By: /s/ MICHAEL W. YACKIRA
                                              ------------------------
                                          Michael W. Yackira
                                          Corporate Executive Vice President and
                                          Chief Financial Officer